Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

NEWS RELEASE

FOR IMMEDIATE RELEASE April 23, 2005	Media contact: Peter Thonis 214-557-2285 (cell) peter.thonis@verizon.com

Verizon Issues Statement on MCI

NEW YORK—Verizon Communications Inc. (NYSE:VZ) today issued the following statement:

Today MCI reiterated what it expressed over two weeks ago—namely that it would deem a Qwest offer of $30 to be superior to the $23.10 provided under the current Verizon-MCI merger agreement—apparently concluding that the difference was sufficient compensation for the increased risks associated with completing the transaction and executing the business plan thereafter.

Verizon believes its pending transaction with MCI creates long-term, as well as short-term, value for the shareholders of both companies by protecting the integrity of MCI’s business,

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ensuring that MCI’s customers have continuing access to the best communications services, retaining key employees, and stabilizing MCI’s financial position and prospects.

Under the terms of the Verizon-MCI definitive merger agreement, Verizon may elect to require MCI to continue to finalize its proxy statement and to organize a meeting of MCI’s shareholders to consider the agreed transaction with Verizon. Alternatively, Verizon may elect to terminate the agreement with MCI. Upon such a termination, Verizon would be entitled to be paid by MCI a $240 million break-up fee plus an expense reimbursement of up to $10 million, and the same amounts would be payable following an MCI shareholders meeting if the Verizon-MCI transaction were not approved and an agreement was signed with Qwest.

In light of the change in this process, we will consider all of our options and determine how best to serve Verizon shareholders.

With more than $71 billion in annual revenues, Verizon Communications Inc. (NYSE:VZ) is one of the world’s leading providers of communications services. Verizon has a diverse work force of more than 210,000 in four business units: Domestic Telecom serves customers based in 29 states with wireline telecommunications services, including broadband and other services. Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 43.8 million voice and data customers across the United States. Information Services operates directory publishing businesses and provides electronic commerce services. International includes wireline and wireless operations and investments, primarily in the Americas and Europe. For more information, visit www.verizon.com.

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In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.